Exhibit 99.84

Consolidated Financial Statements

Years ended December 31, 2018 and 2017

Presented in Canadian dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Orla Mining Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Orla Mining Ltd. (the “Company”), the consolidated balance sheets as at December 31, 2018, 2017 and January 1, 2017 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2018 and 2017 including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Orla Mining Ltd. as at December 31, 2018, 2017 and January 1, 2017 and its financial performance and its cash flows for the years ended December 31, 2018 and 2017 in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Erez Bahar.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 18, 2019

ORLA MINING LTD.

Consolidated Balance Sheets

(Thousands of Canadian dollars)

	December 31	December 31	January 1
As at	2018	2017	2017
		restated note 3(a)	note 3(a)
ASSETS
Current assets
Cash	$16,686	$6,142	$25,935
Accounts receivable	385	149	409
Prepaid expenses	206	771	359
	17,277	7,062	26,703
Reclamation deposits	205	188	201
Value added taxes recoverable (note 8)	849	16	—
Equipment (note 6)	344	234	418
Exploration and evaluation assets (note 7)	169,282	155,241	110,938
TOTAL ASSETS	$187,957	$162,741	$138,260

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 9)	$3,659	$2,257	$2,697
	3,659	2,257	2,697
Goldcorp loan (note 10)	6,103	—	—
Site closure provisions (note 11)	745	—	—
TOTAL LIABILITIES	10,507	2,257	2,697

SHAREHOLDERS' EQUITY
Share capital	201,077	174,436	128,140
Reserves	25,960	19,176	11,985
Accumulated other comprehensive loss	4,797	(8,657)	1,209
Accumulated deficit	(54,384)	(24,471)	(5,771)
TOTAL SHAREHOLDERS' EQUITY	177,450	160,484	135,563

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$187,957	$162,741	$138,260

Nature and continuance of operations (note 1)

Events after the reporting period (note 20)

Authorized for issuance by the Board of Directors on March 18, 2019.

/s/ David Stephens	/s/ Jason Simpson
David Stephens, Director	Jason Simpson, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Loss

(Thousands of Canadian dollars, except per-share amounts)

	Year ended December 31
	2018	2017
		restated, note 3(a)
EXPLORATION AND EVALUATION EXPENSES (note 7)
Assays and analysis	$1,485	$236
Drilling	3,007	1,858
Geological	3,775	3,227
Engineering	508	—
Environmental	287	—
Community and government	902	1,247
Land and water use, claims and concessions	4,979	—
Project management	351	28
Project review	141	588
Site activities	3,478	2,904
Site administration	3,175	1,916
Recognition of site closure provisions	745	—
	22,833	12,004

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	561	346
Professional fees	593	297
Regulatory and transfer agent	278	81
Salaries and benefits	1,722	1,402
	3,154	2,126

OTHER EXPENSES (INCOME)
Depreciation	153	189
Share based payments (note 13)	3,985	3,698
Interest income	(442)	(187)
Change in fair value of Goldcorp loan (note 10)	505	—
Impairment of mineral property interests	—	261
Foreign exchange loss (gain)	(275)	562
Other	—	47
	3,926	4,570

LOSS FOR THE YEAR	$29,913	$18,700

Weighted average number of common shares outstanding (millions)	176.7	126.3

Loss per share - basic and diluted	$0.17	$0.15

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Comprehensive Loss

(Thousands of Canadian dollars, except per-share amounts)

	Year ended December 31
	2018	2017
		restated, note 3(a)
LOSS FOR THE YEAR	$29,913	$18,700

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss
Foreign currency differences arising on translation of foreign operations	(13,454)	9,866
TOTAL COMPREHENSIVE LOSS	$16,459	$28,566

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flow

(Thousands of Canadian dollars)

	Year ended December 31
Cash flows provided by (used in):	2018	2017
		restated note 3(a)
OPERATING ACTIVITIES
Net income (loss) for the year	$(29,913)	$(18,700)
Adjustments for items not affecting cash:
Depreciation	153	189
Share based compensation	3,985	3,698
Loan proceeds received in excess of fair value, credited to exploration expense (note 10)	(2,790)	—
Change in fair value of Goldcorp loan	505	—
Changes in site closure provisions charged to exploration expense	745	—
Impairment of mineral property interests	—	261
Loss on disposal of equipment	—	27
Changes in non-cash working capital:
Accounts receivable	100	259
Prepaid expenses	251	(435)
Accounts payable and accrued liabilities	1,520	(391)
Cash used in operating activities	(25,444)	(15,092)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net of issuance costs	31,010	1,047
Share issuance costs	(1,777)	—
Advances received on the Goldcorp loan (note 10)	8,204	—
Cash provided by financing activities	37,437	1,047

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(407)	(5,516)
Purchase of equipment	(234)	(54)
Value added taxes paid, not immediately recoverable	(807)	(16)
Cash used in investing activities	(1,448)	(5,586)

Effects of exchange rate changes on cash	(1)	(162)

Net increase (decrease) in cash	10,544	(19,793)
Cash, beginning of year	6,142	25,935
Cash, end of year	$16,686	$6,142

Cash consist of:
Bank current accounts and cash on hand	$16,617	$6,119
Short term highly liquid investments	69	23
Cash	$16,686	$6,142

Supplemental cash flow information (note 15)

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(Thousands of Canadian dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Warrants	Options	RSUs, DSUs, and Bonus shares	Total	Accumulated Other Comprehensive Income (restated – note 3(a))	Retained earnings (restated – note 3(a))	Total
Balance at January 1, 2017 (restated, note 3)	116,499	$128,140	$10,330	$1,655	$—	$11,985	$1,209	$(5,771)	$135,563
Shares issued for acquisition	31,860	44,604	—	—	—	—	—	—	44,604
Warrants issued for acquisition	—	—	4,138	—	—	4,138	—	—	4,138
Share based payments	—	—	—	3,580	118	3,698	—	—	3,698
Exercise of stock options	374	559	—	(291)	—	(291)	—	—	268
Exercise of warrants	11,708	1,133	(354)	—	—	(354)	—	—	779
Loss for the year	—	—	—	—	—	—	—	(18,700)	(18,700)
Other comprehensive loss	—	—	—	—	—	—	(9,866)	—	(9,866)
Balance at December 31, 2017	160,441	$174,436	$14,114	$4,944	$118	$19,176	$(8,657)	$(24,471)	$160,484

Balance at January 1, 2018	160,441	$174,436	$14,114	$4,944	$118	$19,176	$(8,657)	$(24,471)	$160,484
Private placement	17,581	27,803	2,964	—	—	2,964	—	—	30,767
Share issue costs	—	(1,777)	—	—	—	—	—	—	(1,777)
Shares issued for debt settlement	148	207	—	—	—	—	—	—	207
Exercise of stock options	657	249	—	(113)	—	(113)	—	—	136
Exercise of warrants	488	159	(52)	—	—	(52)	—	—	107
Share based payments	—	—	—	3,189	796	3,985	—	—	3,985
Loss for the year	—	—	—	—	—	—	—	(29,913)	(29,913)
Other comprehensive loss	—	—	—	—	—	—	13,454	—	13,454
Balance at December 31, 2018	179,315	$201,077	$17,026	$8,020	$914	$25,960	$4,797	$(54,384)	$177,450

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries.

The registered office of the Company is located at Suite 1240, 1140 West Pender Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral properties, and holds two material gold projects – the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama. In January 2018, the Company entered into an option agreement to acquire up to 100% of the Monitor Gold exploration project in Nevada.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2018, the Company had not advanced any of its properties to commercial production and was not able to fund day-to-day activities through operating activities. The Company’s continuation as a going concern is dependent upon successful results from our mineral exploration and development activities and our ability to attain profitable operations and generate cash, or raise equity capital or borrowings sufficient to meet current and future obligations. We expect to fund operating costs of the Company over the next twelve months with cash on hand and with further equity financings.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these consolidated financial statements of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. They were prepared on a historical cost basis, except for certain non-current assets which were measured at fair value.

These consolidated financial statements are presented in Canadian dollars. Currency figures in tables are presented in thousands of Canadian dollars, except per-share amounts.

On March 18, 2019, the Board of Directors approved these consolidated financial statements for issuance.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Orla Mining Ltd. is the ultimate parent entity of the group. At December 31, 2018 and 2017, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

		Ownership
Name	Principal activity	Dec 31, 2018	Dec 31, 2017	Location
CR Acquisitions Ltd.	Holding company	100%	100%	Canada
Minerometalurgica San Miguel S de RL de CV	Exploration	100%	100%	Mexico
Minera Camino Rojo SA de CV	Exploration	100%	100%	Mexico
Contrataciones Camino Rojo SA de CV	Services provider	100%	—	Mexico
Servicios Administrativos Camino Rojo SA de CV	Services provider	100%	—	Mexico
Minera Cerro Quema SA	Exploration	100%	100%	Panama
Aurum Exploration Inc.	Exploration	100%	100%	Panama
Monitor Gold Corporation	Exploration	100%	100%	USA

(c)	Foreign currencies

(i)	Functional currency

The functional currencies of the Company and its subsidiaries, all of which are wholly owned, are as follows:

Orla Mining Ltd.	Canadian dollars
CR Acquisitions Ltd.	Canadian dollars
Minerometalurgica San Miguel S de RL de CV	Mexican pesos
Minera Camino Rojo SA de CV	Mexican pesos
Contrataciones Camino Rojo SA de CV	Mexican pesos
Servicios Administrativos Camino Rojo SA de CV	Mexican pesos
Minera Cerro Quema SA	United States dollars
Aurum Exploration Inc.	United States dollars
Monitor Gold Corporation	United States dollars

(ii)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of each company at the exchange rates in effect on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(iii)	Translation of foreign operations

The assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates in effect on the reporting date. The results of operations of foreign operations are translated into Canadian dollars at the average exchange rates in effect during the reporting period. We recognize the foreign currency differences arising from translation in other comprehensive income within the translation reserve.

When we dispose of a foreign operation in its entirety, or partially such that control is lost, we reclassify the cumulative amount in the translation reserve related to that foreign operation to profit or loss as part of the gain or loss on disposal.

3.	CHANGES IN ACCOUNTING POLICIES

We have applied the accounting policies set out in note 4 consistently to all periods presented in these financial statements, except as described in notes 3(a) and 3(b).

The significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in note 5.

(a)	Changes in accounting policies

(i)	Exploration and evaluation (“E&E”) expenditures

The Company’s previous accounting policy was to capitalize exploration and evaluation expenditures. In preparation for the possible construction and operation of our mineral projects, we have updated our policy with respect to such expenditures. The new policy is to expense such expenditures as incurred. Specific details of the new policy are explained in note 4(d).

We believe that the information provided by this policy change will be more useful to readers because it provides better comparability of our financial position, changes in financial position, and results of operations with those of our current and future peer groups. Consequently, the revised treatment results in more relevant and no less reliable information than was previously presented. We have applied this change in accounting policy retrospectively, in accordance with IAS 8 «Accounting Policies, Changes in Accounting Estimates and Errors».

(ii)	Site-related administrative costs

The Company’s previous accounting policy was to include site-related administrative costs, professional fees, rent, administrative salaries, and travel within “general and administrative expenses”. We believe it is more meaningful to readers to present these costs within exploration expenditures as they directly relate to conducting the exploration and evaluation activities at our mineral projects and are not activities directly related to the functioning of the corporation as a whole. Accordingly, these costs are now presented in “exploration and evaluation expenses”.

This policy change is more useful to readers because it provides more meaningful information about our financial position, changes in financial position, and results of operations. Consequently, the revised treatment results in more relevant and no less reliable information than was previously presented. We have applied this change in accounting policy retrospectively, in accordance with IAS 8.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(iii)	Site-related VAT recoverable amounts

The Company’s previous accounting policy was to include site-related value-added taxes (“VAT”) recoverable, such as Mexican IVA, within “exploration and evaluation assets”. As these amounts are recoverable with the filing of government-prescribed documentation, we believe it is more meaningful to readers to present these amounts as receivables, with appropriate current and long term classification. As the Company has no history of recovering IVA, and consequently, timing of receipt is uncertain, we have presented all IVA recoverable as long term. The IVA paid upon the initial acquisition of the Camino Rojo Project continues to be carried as part of acquisition costs.

Readers will find this policy change more useful because it provides more meaningful information about our financial position, changes in financial position, and results of operations. Consequently, the revised treatment results in more relevant and no less reliable information than was previously presented. We have applied this change in accounting policy retrospectively, in accordance with IAS 8.

(iv)	Corporate administrative costs

As a result of the reclassifications in note (ii) above, corporate “rent”, “public and community relations”, and “travel” were not material. Consequently, we grouped them within “office and administrative” expenses.

(v)	Effects of these changes in accounting policies

The effects of the above changes on our financial position, changes in financial position, and results of operation are presented here:

	December 31 2017	January 1 2017
Effect on balance sheet of changes in accounting policies
E&E assets:
As originally presented	$164,561	$111,726
Cumulative effect of change in policy prior to January 1, note (i)	(788)	(788)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel, note (ii)	2,565	—
Reclassification of VAT recoverable, note (iii)	(16)	—
E&E charged to expenses, note (i)	(11,081)	—
As restated	$155,241	$110,938

Accumulated other comprehensive income:
As originally presented	$(8,840)	$1,286
Cumulative effect of change in policy prior to January 1, note (i)	(77)	(77)
E&E charged to expenses, note (i)	260	—
As restated	$(8,657)	$1,209

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	December 31 2017	January 1 2017
Retained earnings (deficit):
As originally presented	$(14,984)	$(5,059)
Cumulative effect of change in policy prior to January 1, 2017, note (i)	(712)	(712)
Reduction of impairment of E&E assets during 2017, note (i)	334	—
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel, note (ii)	2,565	—
E&E charged to expenses, note (i)	(11,674)	—
As restated	$(24,471)	$(5,771)

Year ended December 31 2017
Effect on income statement of changes in accounting policies
Exploration and evaluation expenses (“E&E”):
As originally presented	$511
E&E charged to expenses, note (i)	11,493
As restated	$12,004

Office and administration expenses:
As originally presented	$771
Site-related adminstrative costs reclassified to E&E, note (ii)	(639)
Corporate public and community relations reclassifed to office and administrative (note (iv))	66
Corporate rent reclassifed to office and administrative (note (iv))	24
Corporate travel reclassifed to office and administrative (note (iv))	124
As restated	$346

Professional fees:
As originally presented	$597
Site-related professional fees reclassified to E&E, note (ii)	(300)
As restated	$297

Public and community relations:
As originally presented	$649
Site-related public and community relations costs reclassified to E&E, note (ii)	(583)
Corporate public and community relations reclassifed to office and administrative (note (iv))	(66)
As restated	$—

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Year ended December 31 2017
Rent:
As originally presented	$92
Site-related rent reclassified to E&E, note (ii)	(68)
Corporate rent reclassifed to office and administrative (note (iv))	(24)
As restated	$—

Salaries and benefits:
Originally presented as management and directors’ fees	$1,133
Originally presented as salaries and benefits	970
As originally presented, combined	2,103
Site-related salaries and benefits reclassified to E&E, note (ii)	(701)
As restated	$1,402

Travel:
As originally presented	$397
Site-related travel reclassified to E&E, note (ii)	(273)
Corporate travel reclassifed to office and administrative (note (iv))	(124)
As restated	$—

Effect on cash flow statement of changes in accounting policies
Cash used in operating activities:
As originally presented	$(6,163)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel reclassified to E&E, note (ii)	2,565
E&E charged to expenses, note (i)	(11,674)
Depreciation included in E&E	180
As restated	$(15,092)

Cash used in investing activities:
As originally presented	$(14,515)
Site-related adminstrative costs, professional fees, rent, administrative salaries, and travel reclassified to E&E, note (ii)	(2,565)
E&E charged to expenses, excluding depreciation of $180, note (i)	11,494
As restated	$(5,586)

There were no changes in cash flows provided by financing activities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Accounting policies adopted in the current year

(i)	Financial Instruments

Effective January 1, 2018, we adopted a new standard, IFRS 9 «Financial Instruments», retrospectively.

IFRS 9 introduced a revised model for classification and measurement. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39 «Financial Instruments: Recognition and Measurement». The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements.

We completed an assessment of our financial instruments as at January 1, 2018, and determined that neither the classifications used for, nor the measurement of, our financial instruments were materially impacted by adopting this standard. The adoption of this new standard had no material impact on the financial position, changes in financial position, or results of operations in any period previously presented.

IFRS 9 amends some of the requirements of IFRS 7 «Financial Instruments: Disclosures», and now includes added disclosures about investments in equity instruments measured at FVOCI, and guidance on the measurement of financial liabilities and the derecognition of financial instruments.

The following table shows the original IAS 39 classification and the new IFRS 9 classification:

	IAS 39	IFRS 9
Financial assets:
Cash	FVTPL	FVTPL
Accounts receivable	Loans and receivables	Amortized cost

Financial liabilities:
Accounts payable	Amortized cost	Amortized cost

As a result of the adoption of IFRS 9, we updated our accounting policy for financial instruments. You can find a detailed description of our accounting policy for financial instruments in note 4(b).

(ii)	Revenue from Contracts with Customers

The new accounting standard, IFRS 15 «Revenue from Contracts with Customers», contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, and if so, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amounts or timing of revenue recognized.

We adopted IFRS 15 and its related clarifications effective January 1, 2018.

The adoption of this standard did not have a material impact on the financial position, changes in financial position or results of operations of the Company.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Business combinations

We account for business combinations using the acquisition method. The cost of an acquisition is measured as the consideration transferred, measured at fair value at the acquisition date. Acquisition-related transaction costs are expensed as incurred.

The excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed is charged to acquisition cost of the related mineral properties acquired. If the fair value of the identifiable net assets acquired exceeds the consideration transferred, we recognize the gain in profit or loss.

Contingent consideration is measured at fair value at the acquisition date. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and when settled it is accounted for within equity. Otherwise, contingent consideration is remeasured at fair value at each reporting date and the changes in the fair value of the contingent consideration are recognized in profit or loss.

The results of operations of entities acquired during the reporting period are recorded in the consolidated financial statements from the date control is acquired.

The results of operations of entities sold or over which we’ve lost control during the reporting period are included in the consolidated financial statements for the period up to the date the control ceases. When we lose control over a subsidiary, we derecognize the assets and liabilities of the subsidiary. Any resulting gain or loss is recognized in profit or loss. We measure any remaining interest in the former subsidiary at fair value when control is lost.

(b)	Financial instruments

(i)	Financial assets

We initially recognize financial assets when the Company becomes party to the contractual provisions of the instrument. Subsequent to initial recognition, we classify financial assets as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) after considering both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset is measured at amortized cost if both of the following conditions are met:

a.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met:

a.	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

We may make an irrevocable election at initial recognition to carry at FVOCI particular investments in equity instruments that would otherwise be measured at FVTPL.

A financial asset is required to be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

As an exception to the rules above, we may, at initial recognition, irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (“accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

If we change our business model for managing financial assets, we reclassify all affected financial assets on a prospective basis, without restating any previously recognized gains, losses or interest.

If the asset is reclassified to fair value, we determine the fair value at the reclassification date, and recognize in profit or loss any gain or loss arising from a difference between the previous carrying amount and fair value.

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, and is treated as a separate financial instrument.

Upon initial recognition, we measure a financial asset at its fair value. However, we measure trade receivables that do not have a significant financing component at their transaction price. After initial recognition, we measure financial assets at amortized cost, FVOCI, or FVTPL.

Changes in fair value of a financial asset that is carried at FVTPL are recognized in profit or loss, and changes in fair value of a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship.

We apply the impairment requirements to financial assets that are measured at amortized cost and to those that are measured at FVOCI. We apply the hedge accounting requirements to all financial assets that are designated as hedged items. We have not had any hedges in any prior years or the current year.

Gains or losses on a financial asset that is carried at FVTPL are recognized in profit or loss, and gains or losses on a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized, impaired, amortized, or reclassified.

(ii)	Financial liabilities

We initially recognize financial liabilities when the Company becomes party to the contractual provisions of the instrument. At initial recognition, we measure each financial liability at its fair value minus, in the case of a financial liability not at FVTPL, transaction costs that are directly attributable to the issue of the financial liability.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Subsequent to initial recognition, we classify and measure all financial liabilities at amortized cost using the effective interest method, except for:

a.	financial liabilities at FVTPL;

b.	financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

c.	financial guarantee contracts;

d.	commitments to provide a loan at a below-market interest rate; and

e.	contingent consideration recognized when we are the acquirer in a business combination.

We apply the hedge accounting requirements to all financial liabilities that are designated as hedged items. We have not had any hedges in any prior years or the current year.

We may, at initial recognition, irrevocably designate a financial liability as measured at FVTPL.

Gains or losses on a financial liability that is measured at fair value and is not part of a hedging relationship are recognized in profit or loss. A gain or loss on a financial liability that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial liability is derecognized or amortized.

We present a gain or loss on a financial liability designated as FVTPL as follows:

a.	the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income; and

b.	the remaining amount of change in the fair value of the liability is presented in profit or loss.

(iii)	Impairment

We recognize a loss allowance for expected credit losses on financial assets, based on expected credit losses.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(d)	Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation expenditures include the search for mineral resources, the determination of technical feasibility, and assessment of the commercial viability of an identified mineral resource. Activities include acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and evaluation of the technical feasibility and commercial viability of extracting a mineral resource.

We capitalize E&E assets acquired in a business combination, and also the initial acquisition costs of an E&E asset which does not represent a business. We capitalize high value equipment and infrastructure, because of the long order times necessary to secure such equipment. All other E&E expenditures are expensed. Non-refundable advance royalty payments are expensed.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Capitalized E&E assets are subsequently measured at cost less accumulated impairment.

At the end of the reporting period when the technical feasibility and economic viability of a project are demonstrable, and a positive development decision is made, E&E assets are tested for impairment and transferred to “Projects under development and construction”. Subsequent expenditures on the project are capitalized.

We assess E&E assets for impairment when indicators and circumstances suggest that the carrying amount may exceed its recoverable amount. Typical indicators of impairment include:

•	Substantive expenditure or further exploration and evaluation activities is neither budgeted nor planned;

•	Title to the asset is compromised, has expired or is expected to expire;

•	Adverse changes in the taxation, regulatory or political environment;

•	Adverse changes in variables in commodity prices and markets making the project not viable; and

•	Adverse changes in the exchange rate for the currency of operation, making the project not viable.

If any such indication exists, we estimate the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the E&E asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, we recognize an impairment loss in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(e)	Projects under development and construction

Costs directly related to development or construction projects are capitalized to “Projects under development and construction” until the asset is available for use in the manner intended by management. These capitalized amounts are reduced by the proceeds from the sale of metals extracted prior to commercial production. Any costs incurred in testing the assets to determine if they are functioning as intended are also capitalized.

When commercial production starts, assets included in “Projects under development and construction” are transferred to “Mineral properties” and “Plant and equipment” as appropriate.

(f)	Plant and equipment

Equipment is initially recognized at cost. Cost includes purchase price, directly attributable costs, and the estimated present value of any future costs of decommissioning and removal.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Plant and equipment are carried at cost, net of accumulated depreciation and impairments. We depreciate property, plant, and equipment to their residual values on a straight-line basis over their estimated useful lives, typically as follows:

Equipment and office equipment	5 years
Vehicles	4 years
Computer hardware and software	3 years

Projects under development and construction are not depreciated.

(g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use (a “qualifying asset”) are capitalized as part of the cost of that asset. Borrowing costs consist of interest and other costs that we incur in connection with the borrowing of funds.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred, net of income generated from the temporary investment of such amounts. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings during the reporting period.

All other borrowing costs are recognized in profit or loss when incurred. Borrowing costs related to exploration and evaluation are expensed as incurred.

(h)	Asset retirement and site closure obligations

We record an asset retirement and site closure obligation when a legal or constructive obligation exists as a result of past events and we can make a reliable estimate of the undiscounted future cash flows required to satisfy the asset retirement and site closure obligation. Such costs include decommissioning or dismantling plant and equipment, and reclamation, closure, and post-closure monitoring of the property.

The estimated future cash flows are discounted to a net present value using an applicable country-specific risk-free interest rate. We accrete the provision for asset retirement and site closure obligations over time to reflect the unwinding of the discount, and charge the accretion expense to profit or loss for the period.

We remeasure the asset retirement and site closure obligation at the end of each reporting period for changes in estimates or circumstances, such as changes in legal or regulatory requirements, increased obligations arising from additional disturbance due to mining and exploration activities, changes to cost estimates, and changes to risk-free interest rates.

Asset retirement and site closure obligations related to E&E activities and properties are expensed upon initial recognition and subsequently. Asset retirement and site closure obligations relating to Projects under development and construction, and to mineral properties, are initially capitalized with a charge to the related mineral property. Changes to the obligation which arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining property.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(i)	Provisions

We recognize provisions when (i) the Company has a present legal or constructive obligation as a result of a past event, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) we can make a reliable estimate of the amount of the obligation. Where we expect some or all of a provision to be reimbursed (for example, under an insurance contract), we recognize the reimbursement as a separate asset, but only when the reimbursement is virtually certain. We present the expense relating to each provision in profit or loss net of any reimbursements.

If the effect of the time value of money is material, we discount the provision using a pre-tax discount rate that reflects the risks specific to the liability. The increase in the provision due to the passage of time is recognized as accretion expense in profit or loss.

(j)	Flow through shares

The Company has, in the past, issued flow-through shares (as defined in Canadian tax legislation) to finance some of its exploration programs. Pursuant to the tax rules and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying mineral exploration expenditures to investors.

The Company splits the proceeds received from flow-through equity financings into two components – a liability portion and share capital. The liability, which represents the obligation to incur eligible exploration expenditures and renounce those costs to investors, is calculated as the excess of cash consideration received over the market price of the Company’s shares on the agreement’s closing date. As qualifying exploration expenditures are renounced, the Company derecognizes the liability and recognizes it through profit or loss as net finance cost.

A deferred tax asset or liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of qualifying expenditures and their tax basis. The deferred tax impact is recorded as qualifying expenditures are renounced.

(k)	Share based payments

(i)	Stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”)

The Company grants stock options, and awards RSUs and DSUs to employees, officers and directors from time to time. At the date of grant or award, we estimate the fair values of the stock options, RSUs and DSUs which will eventually vest. These estimated fair values are recognized as share based compensation expense over the specific vesting periods, with a corresponding increase to reserves, a component of equity.

We determine the fair value of stock options using a Black-Scholes option pricing model with market-related inputs as of the date of grant. The fair value of RSUs and DSUs is the market value of the underlying shares as of the date of award. Stock option grants and RSU awards with several tranches of vesting are accounted for as separate awards with different vesting periods and fair values. We account for prospectively the changes to the estimated number of awards that will eventually vest.

(ii)	Bonus shares

The Company has issued bonus shares, some of which vest upon the completion of a specified period of service, and others of which vest upon the achievement of specific performance conditions, which performance conditions may or may not be market based. The fair value of the bonus shares is determined on the date of award.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

For bonus shares which have only a service condition, the fair value is recognized in share based compensation expense over the service period.

For bonus awards which have a performance condition, we estimate at the award date the length of the expected vesting period, and recognize the fair value in share based compensation expense over that expected vesting period. If the performance condition is a market condition, we do not subsequently revise the expected vesting period. However, if the performance condition is not a market condition, we revise our estimate of the length of the vesting period if subsequent information indicates such a revision is necessary.

(l)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or OCI.

(i)	Current tax

Current tax expense comprises the expected tax payable on taxable income for the year and any adjustment to income tax payable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any withholding tax arising from interest and dividends.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);

•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

We recognize deferred tax assets for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for the individual taxable entity. We review deferred tax assets at each reporting date and reduce them when we consider it no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to apply to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset only when there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reversed in the same period or in the carried back/forward period as the expected reversal of the deductible temporary difference.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(m)	Earnings (loss) per share

Basic earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period after adjusting for the effects of all dilutive potential ordinary shares.

(n)	New accounting standards not yet adopted

In January 2016, the International Accounting Standards Board published a new standard, IFRS 16 «Leases», eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. The new standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a very low value. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rental payments are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

To prepare for this standard, we built a database of existing agreements which may contain leases as defined in the new standard, and reviewed contracts which may be affected by the change. We availed ourselves of the recognition exemptions permitted in the standard (by excluding low value leases and short term leases), and concluded that we have no leases requiring recognition pursuant to the new standard. Consequently, we expect no material effects of this new standard to our financial position, changes in financial position, and results of operations.

We will apply this new standard retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application, namely January 1, 2019.

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In preparing these consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

We review estimates and underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements include:

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Functional currency

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves judgements to identify the primary economic environment. We reconsider the functional currency of each entity if there is a change in the underlying transactions, events and conditions which we used to determine the primary economic environment of that entity.

(b)	Business combinations

Determining whether a set of the assets acquired and liabilities assumed constitute the acquisition of a business or the acquisition of an asset requires us to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 «Business Combinations». If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of relevant facts and circumstances, management of the Company concluded that the acquisitions of Cerro Quema in 2016 and of Camino Rojo in 2017 were acquisitions of assets. The values assigned to common shares, stock options and warrants issued and the allocation of the purchase price to the net assets in the acquisition were based on estimates and judgements including discount rates, volatility, expected option and warrant lives and the relative fair values of the net assets.

(c)	Exploration and evaluation expenditures

The application of the Company’s accounting policy for E&E expenditure requires judgement to determine whether future economic benefits are likely from either future exploitation or sale (prior to which we expense all E&E expenditures, and subsequent to which we capitalize the acquisition costs). It also requires us to make judgements on whether activities have reached a stage that permits development of the mineral resource (prior to which they are treated as E&E expenditures, and subsequent to which we treat such costs as projects under development and construction).

We must also apply a number of estimates and assumptions, such as the determination of the quantities and types of mineral resources, which itself involves varying degrees of uncertainty depending on resource classification (measured, indicated or inferred). These estimates directly impact accounting decisions related to our E&E expenditures.

We must make certain estimates and assumptions about future events and circumstances, particularly, whether economic mineral exploitation is viable. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, we assess indicators of impairment and may conclude to write off such amounts to the statement of profit or loss.

(d)	Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concession.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(e)	Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment or reverse impairment exist for our E&E assets which could result in a test for impairment. We consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the technical results of our E&E activities, and the potential for viable operations, to determine whether there are any indicators of impairment or reversal of a previous impairment.

(f)	Share based payments

We issue, grant or award different types of share based payments. These include warrants, options, restricted share units, deferred share units, and bonus shares.

We make judgments of expected forfeiture rates, the expected lives of these instruments, expected volatilities, and risk free interest rates. In a unit offering, we prorate the proceeds between common shares and warrants using the relative fair value method, the allocation of which requires significant judgement. In the case of bonus shares we use our judgement to estimate expected vesting periods and vesting probabilities.

(g)	Fair value measurement

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded. Such valuation techniques are also used for estimating the fair value of the Goldcorp loan, which is interest free.

We determine the fair value of share based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk-free rate, and expected forfeiture rate. Determining the fair value of the Goldcorp loan requires us to make estimates of applicable discount rates.

Changes to these assumptions could have a material impact on the Company’s financial statements.

(h)	Site closure provisions

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. We make estimates of rehabilitation costs and of cost increases, inflation rates, and discount rates. These uncertainties will result in actual future expenditures differing from the amounts currently provided.

Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position.

(i)	Deferred income taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement values and tax values of assets, liabilities, loss carry forwards and other temporary differences. We make certain assumptions about the future performance of the Company and use judgement to determine the ability of the Company to utilize tax loss carry-forwards and other deferred tax assets. We must assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets.

Changes in economic conditions, metal prices and other factors could result in revisions to our estimates of the benefits to be realized, or the timing of those potential economic benefits.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	EQUIPMENT

	Equipment	Office equipment	Computer equipment	Vehicles	Total
Cost
At January 1, 2017	$259	$10	$86	$81	$436
Additions	33	4	18	—	55
Disposals	—	—	—	(50)	(50)
Effect of movements in exchange rates	(20)	(1)	(6)	(4)	(31)
At December 31, 2017	272	13	98	27	410
Additions	127	29	78	—	234
Effect of movements in exchange rates	28	2	9	2	41
At December 31, 2018	$427	$44	$185	$29	$685

Accumulated depreciation
At January 1, 2017	$10	$1	$4	$3	$18
Charged in the year	113	7	44	25	189
Disposals	—	—	—	(23)	(23)
Effect of movements in exchange rates	(4)	(1)	(2)	(1)	(8)
At December 31, 2017	119	7	46	4	176
Charged in the year	82	9	51	11	153
Effect of movements in exchange rates	6	1	4	1	12
At December 31, 2018	$207	$17	$101	$16	$341

Net book value
At December 31, 2017	$153	$6	$52	$23	$234
At December 31, 2018	$220	$27	$84	$13	$344

7.	EXPLORATION AND EVALUATION

The Company’s exploration and evaluation projects consist of the Camino Rojo Project, the Cerro Quema Project, and the Monitor Gold Project.

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Goldcorp Inc.’s (“Goldcorp”) Peñasquito Mine, and consists of eight concessions covering in aggregate 205,936 hectares. As currently understood, Camino Rojo is comprised of a near-surface oxide gold and silver deposit, a deeper sulphide zone containing gold, silver, zinc and lead mineralization, and a large area with exploration potential.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. by:

•	issuing 31,860,141 common shares of Orla,

•	granting to Goldcorp a 2% net smelter royalty (the “Royalty”) on the sale of all metal production from Camino Rojo, and

•	paying certain obligations, including Mexican value-added taxes, of approximately $4,923,000.

In addition, the Company and Goldcorp entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Goldcorp will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project. The Royalty excludes revenue on the sale of metals produced from a sulphide project where Goldcorp has exercised its Sulphide Option.

We maintain a right of first refusal on the sale if Goldcorp elects to sell the Royalty, in whole or in part.

(b)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, in south western Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open-pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received; however, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, in the normal course.

(c)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

On January 24, 2018, we entered into an option agreement with Mountain Gold Claims LLC to acquire up to a 100% interest in 392 claims covering approximately 3,173 hectares. These claims are subject to a 3% net smelter returns royalty on specified minerals produced from these claims. We have the right to acquire, at any time, the first third of the royalty for US$1,000,000 and a second third for US$4,000,000. The agreement grants a 1% net smelter returns royalty to Mountain Gold Claims LLC on any claims owned by third parties that are acquired by the Company within a defined Area of Interest around the claims acquired under this agreement. We have the right to acquire one half of this royalty for US$4,000,000.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

On March 21, 2018, we entered into an option agreement with King Solomon Gold LLC to acquire up to a 100% interest in 26 claims covering approximately 210 hectares. These claims are subject to a 2% net smelter returns royalty on specified minerals produced from these claims. We have the right to acquire, at any time, the first half of the royalty for US$1,000,000 and the second half for US$2,000,000.

On March 22, 2018, we entered into an option agreement with a subsidiary of Ely Gold Royalties Inc. to acquire up to a 100% interest in four claims covering approximately 32 hectares. These claims are subject to a 2.5% net smelter returns royalty on specified minerals produced from these claims. We have the right to acquire, at any time, 40% of the 2.5% royalty (ie, a 1% royalty, leaving a 1.5% royalty) for US$1,000,000.

To maintain the options, minimum payments and work commitments are required for each year to 2038. In 2019, these consist of US$50,000 in share issuances, a US$20,000 in advance royalty payments, and US$30,000 in work commitments. For 2020, these consist of US$40,000 in advance royalty payments, and US$75,000 in work commitments. Subsequent to the reporting period, we issued 58,895 common shares in respect of our option agreement with Mountain Gold Claims LLC.

(d)	Exploration and evaluation assets

	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Acquisition costs at historical rates
At January 1, 2017	$—	$109,474	$—	$261	$109,735
Additions	54,258	—	—	—	54,258
Impairments	—	—	—	(261)	(261)
At December 31, 2017	54,258	109,474	—	—	163,732
Additions	—	—	407	—	407
At December 31, 2018	$54,258	$109,474	$407	$—	$164,139

Accumulated foreign exchange on translation
At January 1, 2017	$—	$1,203	$—	$—	$1,203
Due to changes in exchange rates	(2,470)	(7,224)	—	—	(9,694)
At December 31, 2017	(2,470)	(6,021)	—	—	(8,491)
Due to changes in exchange rates	4,615	8,997	22	—	13,634
At December 31, 2018	$2,145	$2,976	$22	$—	$5,143

Acquisition costs
At December 31, 2017	$51,788	$103,453	$—	$—	$155,241
At December 31, 2018	$56,403	$112,450	$429	$—	$169,282

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(e)	Exploration and evaluation expense

Year ended December 31, 2018	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$551	$877	$57	$—	$1,485
Drilling	1,525	1,482	—	—	3,007
Geological	1,289	2,079	407	—	3,775
Engineering	364	144	—	—	508
Environmental	247	40	—	—	287
Community and government	192	710	—	—	902
Land, water use, and claims	4,875	5	99	—	4,979
Project management	338	13	—	—	351
Project review	—	—	—	141	141
Site activities	1,472	1,914	92	—	3,478
Site administration	741	2,434	—	—	3,175
Recognition of reclamation obligation	300	445	—	—	745
	$11,894	$10,143	$655	$141	$22,833

Year ended December 31, 2017	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$7	$229	$—	$—	$236
Drilling	—	1,858	—	—	1,858
Geological and geophysical	87	3,140	—	—	3,227
Community and government	7	1,240	—	—	1,247
Project management	28	—	—	—	28
Project review	—	—	—	588	588
Site activities	76	2,828	—	—	2,904
Site administration	20	1,896	—	—	1,916
	$225	$11,191	$—	$588	$12,004

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	VALUE ADDED TAXES RECOVERABLE

Our Mexican entities pay value-added taxes (called “IVA” in Mexico) on certain goods and services we purchase. We also paid IVA in the equivalent of $4,923,000 on the initial acquisition of the Camino Rojo project, which is classified within exploration and evaluation assets as part of acquisition cost (note 7(a) and 7(d)).

As the Company has no history of recovering IVA, and consequently, timing of receipt is uncertain, we have presented IVA recoverable as long term.

	December 31, 2018	December 31, 2017
IVA recoverable paid on purchases of goods and services	$823	$16
Effect of movements in exchange rates	26	—
	$849	$16

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2017
Trade payables	$1,341	$598
Payroll related liabilities	402	474
Due to related parties (note 14)	—	387
Accrued liabilities	1,916	798
	$3,659	$2,257

10.	GOLDCORP LOAN

Pursuant to our agreement with Goldcorp for the acquisition of the Camino Rojo project (note 7(a)), Goldcorp agreed to pay for land holding costs as they are incurred on the Camino Rojo project, from November 7, 2017 until December 31, 2019. Such amounts received from Goldcorp are treated as tranches of an interest free loan. The loan is to be repaid upon the declaration of commencement of commercial production of a heap leach operation at Camino Rojo. At our option, we may repay any amounts owing to Goldcorp, earlier than that time, in the form of a lump sum cash payment, the issuance of common shares of the Company, or a combination of cash and shares, with the limitation that the total number of shares issued to Goldcorp to repay the loan may not result in Goldcorp holding more than 19.99% of the issued common shares of the Company.

Because the loan is non-interest bearing, for accounting purposes we estimated the fair value of the loan by discounting from the estimated maturity date of March 2021 using a risk-adjusted Mexican peso rate of 15%. The differences between the amount received and the loan obligations recognized are recorded as reductions of E&E expense.

We estimate the fair value of the Goldcorp loan at each reporting date, and recognize the change in profit or loss.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Year ended December 31, 2018
	Mexican peso (thousands)	Mexican pesos (thousands)	Canadian dollars (thousands)
	Undiscounted	Discounted
Balance, begin of year	—	—	$—
Advances received	121,865	80,420	8,204
Advances received in excess of fair value, credited to exploration expense	—	—	(2,790)
Change in fair value during the year	—	7,497	505
Foreign exchange	—	—	184
At December 31, 2018	121,865	87,917	$6,103

Comparative figures for 2017 are not presented as the loan was not outstanding during any periods in 2017.

Subsequent to December 31, 2018, the Company received a further MXN 51.3 million from Goldcorp pursuant this loan agreement.

11.	SITE CLOSURE PROVISIONS

	Camino Rojo Project	Cerro Quema Project	Total
At December 31, 2016 and December 31, 2017	$—	$—	$—
Increase to existing provisions	300	445	745
At December 31, 2018	$300	$445	$745

Site closure provisions represent the present value of rehabilitation costs of exploration properties, and decommissioning costs of mine sites and related plant and equipment. The closure provisions were estimated in US dollars, and the major estimates and assumptions we used in estimating these provisions include:

	Camino Rojo Project	Cerro Quema Project
Estimated settlement dates	2029 to 2033	2030 to 2032
Undiscounted risk-adjusted cash flows	$327	$491
US dollar inflation rate	2.1%	2.1%
US dollar discount rate	3.0%	3.0%

12.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Issued share capital

On January 17, 2018, the Company issued 147,702 common shares of the Company as settlement for $207,000 of accounts payable.

On February 15, 2018, the Company completed a brokered financing of 17,581,200 units at a price of $1.75 for gross proceeds of $30,767,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant may be exercised to purchase one additional common share at an exercise price of $2.35 at any time prior to February 15, 2021. The Company incurred issuance costs of $1,777,000. We estimated the grant date fair value of warrants issued with this financing (using a Black-Scholes option pricing model assuming a risk-free interest rate of 1.80%, an expected life of 3 years, an expected volatility of 50%, and an expected dividend yield of nil) at $2,964,000, and recorded this value in warrant reserve. The value attributed to the warrants was based on their relative fair value as compared to the fair value of the common shares. The remaining $27,803,000 was recorded as share capital.

During the year, we issued 487,500 common shares pursuant to the exercise of warrants for proceeds of $107,250. We issued 657,000 common shares pursuant to the exercise of stock options for proceeds of $136,000.

(c)	Warrants

The following summarizes information about warrants outstanding at December 31, 2018:

Expiry date	Exercise price	December 31, 2017	Issued	Exercised	Expired or Cancelled	December 31, 2018
February 15, 2018	$0.10	375,000	—	(375,000)	—	—
October 13, 2018	$1.75	865,668	—	—	(865,668)	—
December 6, 2018	$2.00	5,825,160	—	—	(5,825,160)	—
February 15, 2021	$2.35	—	8,790,600	—	—	8,790,600
July 8, 2021	$0.62	6,850,000	—	(112,500)	—	6,737,500
November 7, 2022	$1.40	3,000,000	—	—	—	3,000,000
Total number of warrants		16,915,828	8,790,600	(487,500)	(6,690,828)	18,528,100
Weighted average exercise price		$1.28	$2.35	$0.22	$1.97	$1.57

13.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

	Year ended December 31
Share based payments expense	2018	2017
Stock options (note 13(a))	$3,189	$3,580
Restricted share units (note 13(b))	243	—
Deferred share units (note 13(c))	227	—
Bonus shares (note 13(d))	326	118
Share based payments expense	$3,985	$3,698

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options

The purpose of the Company’s rolling stock option plan is to better align the interests of the officers, directors, employees, and consultants with those of the Company’s shareholders by linking a portion of their compensation to the Company’s performance. It also enables the Company to attract, retain and motivate experienced and qualified individuals in those positions by providing them with the opportunity to acquire common shares of the Company through the exercise of stock options. Specific details of the plan are available in our annual proxy information circular, but in general, the terms of the plan are as follows:

•	The plan is administered by a committee of the Board of Directors of the Company.

•	The number of stock options, RSUs, and DSUs outstanding at any time cannot exceed 10% of the then-outstanding number of common shares.

•	Grants with exercise price less than market are not permitted.

•	Expiry date may not exceed ten years from the date of grant.

Stock options granted by the Company typically have a five-year life, with one third each vesting on grant date, and one year and two years after grant date.

	2018		2017
Stock options outstanding	Number	Weighted average exercise price	Number	Weighted average exercise price
Beginning of year	6,276,748	$1.13	2,618,744	$0.91
Granted	3,841,505	1.26	4,365,000	1.39
Exercised	(657,000)	0.21	(374,500)	0.72
Expired or cancelled	(337,248)	1.77	(332,496)	3.30
End of year	9,124,005	$1.23	6,276,748	$1.13

Vested, end of year	5,426,005	$1.17	3,366,751	$0.90

The grant date fair value of options granted during 2018 and 2017 were determined using a Black Scholes option pricing model with the following weighted average assumptions:

	2018	2017
Number granted	3,841,505	4,365,000
Grant date fair value	$2,202	$6,013
Assumptions used:
Expected volatility	50%	233%
Expected life	5 years	5 years
Canadian dollar risk free interest rate	2.1%	1.1%
Dividends	nil	nil

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The stock options outstanding at December 31, 2018, were as follows:

Expiry date	Exercise price	Remaining life (years)	Number	Number vested
October 1, 2019	$1.48	0.8	66,500	66,500
December 31, 2019	0.15	1.0	225,000	225,000
December 31, 2019	1.25	1.0	176,991	176,991
December 31, 2019	1.39	1.0	600,000	600,000
November 27, 2020	0.15	1.9	550,000	550,000
December 3, 2020	0.81	1.9	76,000	76,000
June 23, 2022	1.39	3.5	3,765,000	2,510,003
May 31, 2023	1.25	4.4	1,050,000	350,000
June 27, 2023	1.25	4.5	1,464,514	488,177
September 10, 2023	1.25	4.7	150,000	50,000
November 23, 2023	1.30	4.9	1,000,000	333,334
Total number of stock options			9,124,005	5,426,005

(b)	Restricted Share Units

On June 27, 2018, the Board approved a Restricted Share Unit (“RSU”) Plan. RSU’s are awarded to key employees. The purpose of the RSU Plan is to help retain key employees by permitting them to participate in the growth and development of the Company by awarding them common shares of the Company after completion of a specified service period. The acquisition of shares in the Company under the RSU Plan will better align their interests with the long-term interests of the shareholders of the Company. Specific details of the plan are available in our annual proxy information circular, but in general, the terms of the plan are as follows:

•	The Board of Directors sets the terms of incentive awards under the RSU Plan.

•	The maximum number of common shares available for issuance under the RSU Plan is 3,000,000.

•	The Company has the sole discretion whether to settle vested RSUs by issuing common shares or cash.

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

		Number vesting in the year
RSUs outstanding:	Number	2018	2019	2020	2021
Outstanding, January 1, 2018	—	—	—	—	—
Awarded	368,000	120,000	82,666	82,667	82,667
Vested	(120,000)	(120,000)	—	—	—
Vested but not yet settled at reporting date	120,000	120,000	—	—	—
Outstanding, December 31, 2018	368,000	120,000	82,666	82,667	82,667

On January 15, 2019, subsequent to the reporting period, we issued 120,000 common shares in settlement of 120,000 RSU’s which had vested on December 31, 2018.

Comparative information for 2017 is not presented as there were no RSUs outstanding at any time in 2017.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred Share Units

On June 27, 2018, the Board approved a Deferred Share Unit (“DSU”) Plan. DSU’s are awarded to directors of the Company. The purpose of the DSU Plan is to strengthen the alignment of interests between directors and shareholders by linking a portion of annual director compensation to the future value of the Company’s common shares, in lieu of cash compensation.

•	The Board of Directors sets the terms of incentive awards under the DSU Plan.

•	DSU awards vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company.

•	The maximum number of common shares available for issuance under the DSU Plan is 2,000,000.

•	The Company has the sole discretion whether to settle vested DSUs by issuing common shares or cash.

During the year ended December 31, 2018, the Company granted 180,000 DSUs to directors. As at December 31, 2018, all 180,000 of these DSUs had vested but none had been redeemed.

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). If the non-executive Chairman ceases to be the director of the Company before the Eligibility Period ends, the bonus shares will be forfeited. The bonus shares will become issuable (1) after the Eligibility Period on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($1.31 each) based on the market price of the common shares at the date of Board approval. Accordingly, the amount of $655,000 is being recognized on a straight line basis over the Eligibility Period.

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to an officer of the Company. The bonus shares vest in four tranches of 250,000 bonus shares each, issuable upon the achievement of certain share price thresholds particular to each tranche. We have estimated that these market condition tranches will vest in various periods from December 2019 to March 2022, and consequently, the award date fair value ($537,000, or $0.537 per bonus share) is being recognized over these periods.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

14.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and members of the Board of Directors of the Company.

Pref-Ex Geological Inc. (“Pref-Ex”)

Private company controlled by Marc Prefontaine, the former Chief Executive Officer of the Company.

Prior to 2018, the Company did not employ Mr. Prefontaine directly, and his services as Chief Executive Officer were provided pursuant to a management agreement with Pref-Ex. Effective January 1, 2018, he became an employee of the Company, and the agreement with Pref-Ex expired.

Pref-Ex Geological Inc. ceased to be a related party on December 31, 2018.

Hans Smit, P. Geo. Inc. (“HSPGI”)

Private company controlled by Hans Smit, the Chief Operating Officer of the Company.

Prior to 2018, the Company did not employ Mr. Smit directly, and his services as Chief Operating Officer were provided pursuant to a management agreement with HSPGI. Effective January 1, 2018, he became an employee of the Company, and the agreement with HSPGI expired.

Quantum Advisory Partners LLP (“Quantum”)

Registered limited liability partnership, of which Paul Robertson, the former Chief Financial Officer of the Company, is an incorporated partner.

The Company did not employ Mr. Robertson directly, and his services as Chief Financial Officer were provided pursuant to a professional services agreement with Quantum.

Besides providing the services of Mr. Robertson, Quantum provided bookkeeping and accounting services to the Company at agreed monthly quantities and rates, with additional charges for excess usage. Pricing is at normal commercial terms, with prices negotiated annually.

Quantum ceased to be a related party on April 30, 2018.

Alain Bureau Project Management Inc. (“ABPMI”)	Private company controlled by Alain Bureau, a former director of the Company. ABPMI ceased to be a related party on June 19, 2017.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Year ended December 31
	2018	2017
Short term incentive plans
Salaries, management services, and consulting fees	$1,106	$1,151
Directors’ fees	169	85
	1,275	1,236
Termination benefits	550	—
Share based payments	3,132	2,825
Total	$4,957	$4,061

We did not include in the above totals for 2018 an amount of $75,000 paid to Quantum for short term incentive compensation to Mr. Robertson because this amount was declared and paid subsequent to Quantum ceasing to be a related party; however, this amount is in respect of services rendered while Quantum was a related party.

The Company is committed to making severance payments amounting to approximately $3,225,000 (December 31, 2017 – $1,144,000) to certain officers and management in the event of a change in control. As the likelihood of these events taking place is not determinable, such amounts have not been reflected in these consolidated financial statements.

(b)	Transactions

The following related party transactions are included in compensation to key management personnel, above.

	Year ended December 31
	2018	2017
Pref-Ex Geological Inc. – management services	$—	$250
Hans Smit, P. Geo. Inc – management services	—	250
Quantum Advisory Partners LLP – management services	71	173
Alain Bureau Project Management Inc. – management services	—	100

The Company had no other material transactions with related parties other than key management personnel during the years ended December 31, 2018 and 2017.

(c)	Outstanding balances at the Reporting Date

At December 31, 2018, estimated accrued short term incentive compensation totaled $324,000 and was included in accrued liabilities (December 31, 2017 – $387,420). Such amounts are not payable until actually determined by the Board to be paid.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	Year ended December 31
	2018	2017
Shares issued for acquisition	$—	$44,604
Shares issued for debt settlement	207	—
Warrants issued for transaction costs	—	4,138
Reclassification from reserves to share capital upon exercise of options	113	291
Reclassification from reserves to share capital upon exercise of warrants	52	354

16.	SEGMENT INFORMATION

(a)	Reportable segments

The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Panamanian projects, the Mexican projects, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments as yet generate revenue from external customers, and each of the projects are focused on the exploration and evaluation of mineral properties.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

	Mexico	Panama	USA	Canada	Total
At December 31, 2018
Restricted cash	$—	$205	$—	$—	$205
Equipment	193	117	—	34	344
Exploration and evaluation assets	56,403	112,450	429	—	169,282

Year ended December 31, 2018
Exploration expense	$11,894	$10,143	$655	$141	$22,833

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Mexico	Panama	USA	Canada	Total
At December 31, 2017
Restricted cash	$—	$188	$—	$—	$188
Equipment	6	218	—	10	234
Exploration and evaluation assets	51,788	103,453	—	—	155,241

Year ended December 31, 2017
Exploration expense	$225	$11,191	$—	$588	$12,004

17.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties and to maintain a flexible capital structure. In the management of capital, we include long term loans and share capital.

During the year ended December 31, 2018, we included long term loans in our policy for capital management, as they did not exist in prior years. Other than that inclusion, there were no changes to our policy for capital management during the year.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, acquire or dispose of assets, or adjust the amount of cash and short-term investments. In order to maximize ongoing development efforts, we do not currently pay dividends. The Company and its subsidiaries are not subject to any externally imposed capital requirements.

Loan advances from Goldcorp are used within a few weeks of receipt to pay land holding costs pursuant to the loan agreement governing these advances.

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Our ability to carry out our long range strategic objectives in future years depends on our ability to raise financing from lenders, shareholders and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

At December 31, 2018, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Cash	FVTPL	$16,686	$16,686	$—	$—	$16,686
Accounts receivable	Amortized cost	385	—	385	—	385
Reclamation deposits	Amortized cost	205	—	205	—	205
		$17,276	16,686	$590	$—	$17,276

Financial liabilities
Trade payables	Amortized cost	$1,341	$—	$1,341	$—	$1,341
Goldcorp loan	FVTPL	6,103	—	6,103	—	6,103
		$7,444	$—	$7,444	$—	$7,444

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2017, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Cash	FVTPL	$6,142	$6,142	$—	$—	$6,142
Accounts receivable	Amortized cost	149	—	149	—	149
		$6,291	$6,142	$149	$—	$6,291

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	$2,257	$—	$2,257	$—	$2,257

 Our policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. As at December 31, 2018, we had no financial assets or financial liabilities which we measured at fair value on a non-recurring basis.

(b)	Financial Risk Management

(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to cash and reclamation deposits.

Our cash is held at large Canadian financial institutions in interest bearing accounts. Our reclamation deposits are held with large banks in the countries where they have been lodged. We believe that the credit risk related to our cash and reclamation deposits is negligible.

The Company’s maximum exposure to credit risk is the carrying value of cash and reclamation deposits.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2018, our financial liabilities had expected maturity dates as follows:

	Fair value	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years
Financial liabilities
Trade payables	$1,341	$1,341	$—	$—	$—
Goldcorp loan	6,103	—	—	—	8,204
	$7,444	$1,341	$—	$—	$8,204

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company’s financial instruments are exposed are currency risk and interest rate risk.

(A)	Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. We have not entered into any foreign currency contracts or similar arrangements to mitigate this risk.

Our financial instruments are held in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican pesos (“MXN”). As such, our US- and Mexican-currency accounts and balances are subject to fluctuation against the Canadian dollar. Our financial instruments were denominated in the following currencies as at December 31, 2018:

	Canadian dollars (thousands)	US dollars (thousands)	Mexican pesos (thousands)
Cash	$15,216	$281	$15,658
Accounts receivable	26	254	196
Reclamation deposits	—	150	—
Trade payables	(333)	(128)	(12,003)
Goldcorp loan	—	—	(87,917)
Total foreign currency	14,908	557	(84,066)
Exchange rate	1.0000	1.3642	0.0694
Equivalent Canadian dollars	$14,908	$759	$(5,836)

 Based on the above net exposures as at December 31, 2018, and assuming that all other variables remain constant:

•	a 10% appreciation of the US dollar against the Canadian dollar would decrease loss by $75,000 and

•	a 10% appreciation of the Mexican peso against the Canadian dollar would increase loss by $584,000.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(B)	Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and our reclamation deposits are held mainly in saving accounts and term deposits and therefore there is currently minimal interest rate risk. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values compared to carrying value.

The Company’s interest rate risk arises principally from the changes in interest rates related to term deposits where our cash and reclamation deposits are held. A one percent change in interest rates would result in a change of approximately $207,000 to the Company’s loss for the year ended December 31, 2018.

The fair value of the Goldcorp loan is subject to interest rate risk as it is marked to market at each reporting date. The fair value would have increased by $137,000 had interest rates been 1% lower.

19.	INCOME TAXES

(a)	Tax amounts recognized in profit or loss

	2018	2017
Current tax expense	$—	$—
Deferred tax expense	—	—
Tax expense	$—	$—

(b)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	2018	2017
Income (loss) before tax	$(29,913)	$(18,700)
Statutory income tax rate	27.0%	26.0%

Expected income tax	$(8,077)	$(4,862)
Differences between Canadian and foreign tax rates	(174)	28
Items not deductible for tax purposes	226	242
Share based compensation	1,076	961
Change in unrecognized deductible temporary differences	6,954	3,631
Other	(5)	—
Total income taxes	—	—

Effective tax rate	n/a	n/a

 In 2018, the statutory income tax rate applicable to the Canadian parent entity increased to 27% (2017 – 26%).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2018 and 2017

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Unrecognized deductible temporary differences

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts.

	December 31
	2018	2017
Mineral properties and exploration expenditures	$42,972	$9,044
Equipment	2,339	2,044
Site closure provisions	745	—
Share issue costs	2,921	1,097
Non capital losses	37,099	31,192
Unrecognized deductible temporary differences	$86,076	$43,377

(d)	Tax loss carryforwards

Our tax losses have the following expiry dates.

	Tax losses	December 31
	expire in years	2018	2017
Canada	2026 to 2038	$33,329	$28,442
Mexico	2021 to 2028	227	103
Panama	2019 to 2023	2,782	2,647
United States	2038	761	—

20.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to December 31, 2018:

•	On January 17, 2018, the Company received a further MXN 51.3 million from Goldcorp pursuant the loan agreement (note 10).
•	On January 10, 2019, the Company issued 120,000 common shares upon the vesting of 120,000 RSU’s (note 13(b)).
•	On January 28, 2019, the Company issued 58,895 common shares pursuant to an option agreement for the Monitor Gold Project (note 7(c)).
•	On March 11, 2019, the Company filed a final short form base shelf prospectus, which will enable the Company to make offerings of up to $300 million in securities over 25 months.

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